[Letterhead of Debevoise & Plimpton LLP]

September 6, 2006

Sara D. Kalin, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

Verizon Directories Disposition Corporation

Registration Statement on Form 10, File No. 1-32939

Dear Ms. Kalin:

This letter sets forth the responses of Verizon Directories Disposition Corporation (the “Company”) to the comments contained in your letter, dated August 31, 2006, relating to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 1-32939) (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2006. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Enclosed are three copies of a clean version of Amendment No. 2, as well as three copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1 filed on August 17, 2006. Page references in the responses below are to the blacklined version of Amendment No. 2.

The Company confirms to the Staff that each of the three bound copies of the blacklined version of Amendment No. 1, which were furnished to the Staff on August 18, 2006, incorporated as marked all of the changes made to the initial Registration Statement filed on July 7, 2006.

Sara D. Kalin, Esq.	2	September 6, 2006

Structure, page 32

1.	We reissue prior comment 4, in part. Please revise this section, the related disclosure in your Q&A section and in disclosure in any other applicable parts of the document to clarify what you mean by your “transfer” of debt to Verizon. If you intend to issue senior term loans and senior unsecured notes to Verizon, revise to clearly state this.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 2, including on page 32, to clarify that the Company will issue to Verizon Communications Inc. (“Verizon”) the Company’s common stock, senior term loans and senior unsecured notes.

Dividend Policy, page 39

2.	We note that the agreements governing the debt you will incur in connection with the transaction will contain restrictions on paying dividends. Please expand this section to provide more specific information with respect to these restrictions once your financing agreements have been finalized. Additionally, if the interest payments on your new debt may affect your ability to pay dividends, revise to discuss this as well.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 2. In addition, once the Company finalizes the terms of its financing arrangements, the Company will expand the disclosure relating to restrictions on its ability to pay dividends.

Notes to Unaudited Pro Forma Information, page 47

3.	Please revise explanations (1) and (3) as discussed in your response to our previous comment 11 to reflect the period over which debt issuance costs will be amortized and how such period was determined once the agreements are finalized.

The Company acknowledges the Staff’s comment and advises the Staff that once the Company finalizes the terms of its financing arrangements, it will revise notes (1) and (3) to the Company’s unaudited pro forma financial information in a subsequent pre-effective amendment to the Registration Statement prior to distributing the information statement.

4.	Refer to our previous comment 12. Supplementally explain to us how you have considered the acceleration of vesting of these options in your pro forma financial statements, as such acceleration appears to be directly attributable to the transaction and factually supportable. Please also include in your response

Sara D. Kalin, Esq.	3	September 6, 2006

how such acceleration will affect the total unamortized compensation expense given current market values of your common stock, which appears to be a modification of terms under paragraph 51 of SFAS 123(R). We may have further comment on your response.

The Company supplementally advises the Staff that, pursuant to the pre-existing terms of the Verizon long-term incentive plan award agreements, the Company’s employees will be treated as “involuntarily separated without cause” from Verizon at the time of the spin-off. Under the terms of the award agreements covering all restricted stock units (“RSUs”), performance stock units (“PSUs”) and stock options, previously unvested awards will vest as of the spin-off date. The terms of these agreements, including the method and timing of payment, have not been, and will not be, changed. Accordingly, the Company does not believe that the vesting represents a modification of terms as contemplated by paragraph 51 of SFAS 123(R).

When the awards vest, the Company will expense any unamortized compensation cost relating to the affected employees. This amount at June 30, 2006, including the impact of all outstanding RSUs, PSUs and stock options, was approximately $37 million.

In addition, under the terms of the Verizon long-term incentive plan, the number and/or price of all outstanding awards must be adjusted to ensure that the awards’ intrinsic value is neither diminished nor enlarged because of the spin-off. Accordingly, this adjustment will have no accounting impact on the Company.

5.	Refer to our previous comment 12. We have reviewed your revised disclosures on page 43 as well as the descriptive narrative on page 35 of your filing. We assume that the RSUs and the PSUs will vest at the date of the spin-off. Their fair values will be measured based upon the fair value of Verizon’s stock at that date (as valued on the “regular way” market). All compensation expense related to these awards, will be recognized at that date. Upon vesting, these awards will be paid in cash. If true, please expand the disclosures on page 43 to further clarify your accounting. Alternatively, please explain how our understanding is not correct. Please also disclose in your note, to the extent practicable, how you anticipate this charge will compare with the unrecognized compensation expense of $37 million.

In response to the Staff’s comment, the Company has deleted the long-term incentive plan disclosure on page 43 of Amendment No. 2 and added note (5) to the Company’s unaudited pro forma financial information on page 47 of Amendment No. 2. As discussed in the Company’s response to Comment 4, when the awards vest, the Company will expense any unamortized compensation cost relating to the affected employees; this amount at June 30, 2006, including the impact of all outstanding RSUs, PSUs and stock options, was approximately $37 million.

Sara D. Kalin, Esq.	4	September 6, 2006

6.	We also understand that the stock option awards will vest at the date of the spin-off. As a result of this modification, cost will be remeasured and any change in the value of the award (incremental cost) will be recorded and recognized. If our understanding is not correct, please tell us how your accounting will differ.

The Company refers the Staff to the Company’s response to Comment 4, which describes the accounting treatment for any stock option awards that will vest at the date of the spin-off.

7.	It appears that you do not intend to reduce shareowners’ investment on a pro forma basis for the impact of these charges. If true, please explain the basis for your proposed presentation.

In response to the Staff’s comment, the Company has revised the pro forma balance sheet as of June 30, 2006 to reflect the impact of the vesting of the Verizon long-term incentive plan awards on the Company’s employee benefit obligation liability and shareowners’ investment. The adjustment does not impact the shareowners’ investment ending balance because the pro forma balance sheet includes an adjustment to distribute the entire Parent’s Equity balance to Verizon immediately prior to the spin-off.

The Company has not revised the pro forma statement of operations because there is no continuing impact associated with the vesting of the Verizon long-term incentive plan awards.

Pro Forma Table of Contractual Obligations, page 59

8.	Please revise the disclosure in your table of contractual obligations as discussed in your response to our previous comment 18 once you finalize the terms of your financing arrangements.

The Company acknowledges the Staff’s comment and advises the Staff that once the Company finalizes the terms of its financing arrangements, it will revise the pro forma table of contractual obligations in a subsequent pre-effective amendment to the Registration Statement prior to distributing the information statement.

Note 11 - Additional Information, page F-17

9.	We note your response to our previous comment 40. Please clarify your response to indicate the products and/or services the receivable “Verizon Domestic Telecom Billed” represents.

The Company advises the Staff that the receivables relate to the Company’s directory advertising services. The “Direct Trade Billed” receivable amount represents amounts the Company directly billed to its customers. The “Verizon Domestic Telecom Billed” receivable amount represents amounts Verizon Domestic Telecom has billed to the Company’s customers on the Company’s behalf.

Sara D. Kalin, Esq.	5	September 6, 2006

In response to the Staff’s comment, the Company has revised Note 11 on page F-17 of Amendment No. 2.

Note 2 - Stock-Based Compensation, page F-23

10.	We note that the number of the outstanding restricted stock units at the beginning of the year differs from the number previously disclosed in your consolidated financial statements for the first quarter of 2006. This is true of outstanding performance share units and options outstanding at the beginning of the year, as well. Tell us the basis for these variances. It appears that related measures of compensation expense would be impacted as well, as a result of the increases in the numbers of outstanding units. Please explain supplementally.

The number of outstanding RSUs at the beginning of the year that was disclosed in the Company’s consolidated financial statements for the first quarter of 2006 was incorrect. The Company discovered the error subsequent to the initial filing of the Registration Statement and corrected it prior to filing Amendment No. 1. This revision had no impact on the amounts reported in the Company’s statement of operations for any period.

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If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Xavier Grappotte at (212) 909-7465 or Gregory Feldman at (212) 909-6302.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky

Enclosures